JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

April 15, 2013

Vincent J. DiStefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II (the “Trust”)

File Nos. 333-187212 – Registration Statement on Form N-14

Dear Mr. DiStefano:

This letter is in response to the comments you provided on April 10, 2013 with respect to the Registration Statement on N-14 covering the proposed merger of the JPMorgan Value Opportunities Fund, Inc. (the “Acquired Fund”) with the JPMorgan Large Cap Value Fund (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”), a series of the Trust. Our responses to your comments are set forth below. Except as noted below, we will incorporate the changes referenced below into the definitive filing which will be made pursuant to Rule 497.

COMMENTS

1.	Comment: Please include the record date for the Acquired Fund’s shareholder meeting.

Response: The “record date” is currently included and the term is defined on page 54 in the “Capitalization” section of the proxy statement/prospectus. The date will remain in that section, but in order to find the record date more easily, we will add the record date and move the defined term “Record Date” to the “Voting Information” section.

2.	Comment: In the “Dear Shareholder” letter and several other places within the document, the representation is made that the “reorganization is intended to be a tax-free reorganization for federal income tax purposes.” Please disclose, if applicable, whether the Acquired Fund will have to make any pre-merger sales of securities because the investment restrictions of the Acquiring Fund would not permit the Acquiring Fund to hold such securities. In addition, if applicable, disclose any tax effect of such pre-merger sales of securities.

Response: Based on the information available, there are no Acquired Fund securities that would have be sold pre-merger based on the investment restrictions of the Acquiring Fund.

3.	Comment: Given that the Acquiring Fund is smaller than the Acquired Fund, please include an analysis of the factors outlined in the North American Security Trust (pub. avail. August 5, 1994) no action letter to explain the determination that the Acquiring Fund will be the accounting survivor of the merger.

Response: As we discussed, the Acquiring Fund was larger than the Acquired Fund as of December 31, 2012, the date of the pro forma information. The information in the “Capitalization” section of the proxy statement/prospectus does not reflect the total size of the Acquiring Fund because three classes of the Acquiring Fund are not involved in the merger. Total Net Assets for each of the Funds in the aggregate are reflected in the Pro Forma Combined Statement of Assets and Liabilities in the N-14’s SAI.

4.	Comment: The Acquiring Fund is a series of a Delaware statutory trust which may have more flexibility to make changes without a shareholder vote than is possible for the Acquired Fund, which is structured as a Maryland corporation. Please highlight what the Acquired Fund shareholders are losing with respect to shareholder approvals.

Response: While a description of the material differences between the rights of shareholders of the Acquiring and Acquired Fund is contained in the “Form of Organization” section of the proxy statement/prospectus, in light of the comment, we will add disclosure (added text is underlined) to the final paragraph in the “Effect of the Proposed Reorganization of the Acquired Fund” section within the “PROPOSAL SUMMARY” in the proxy statement/prospectus as follows:

The attributes of shares of the Acquired Fund and the Acquiring Fund are generally comparable although the rights of shareholders of a Maryland corporation vary somewhat from those of a Delaware statutory trust. For example, shareholders of a Maryland corporation generally have greater voting rights on certain matters, such as mergers or consolidations, amending the charter, or liquidations or dissolutions, than are available to shareholders of the Acquiring Fund under Delaware law and its Declaration of Trust.... For more comparative information regarding the forms of organization of the Funds, see “FORM OF ORGANIZATION” below.

5.	Comment: In the “Comparison of Investment Objectives and Main Investment Strategies” section of the Summary, please disclose differences in the way in which the Acquired and Acquiring Funds define large capitalization securities.

Response: We will add the requested disclosure.

6.	Comment: Please explain why the Annual Fund Operating Expenses tables and the Example tables are based on information as of June 30, 2012.

Response: For purposes of the Annual Fund Operating Expenses tables and the Example tables, Item 3(a) of Form N-14 instructs a registrant to use the format prescribed in the appropriate registration form, which in this case is Form N-1A. Instruction 3(d)(i) to Item 3 of Form N-1A instructs a registrant to base the percentages of “Annual Fund Operating Expenses” on amounts incurred during the most recent fiscal year. Therefore, because each of the Acquiring Fund and the Acquired Fund have a fiscal year end of June 30, we have used information as of June 30, 2012 as it is the most recent fiscal year end.

7.	Comment: Please include the fund names in the column headings for the Annual Fund Operating Expenses tables and the tables in “COMPARISON OF INVESTMENT OBJECTIVES, STRATEGIES AND PRINCIPAL RISKS OF INVESTING IN THE FUNDS.”

Response: We will revise the disclosure as requested.

8.	Comment: Please explain why the amounts in the “Remainder of Other Expenses” are different for the Acquired Fund than for the Acquiring Fund.

Response: The differences are the result of the fact that prior to April 1, 2013, the Acquired Fund had a different business manager/administrator than the other J.P. Morgan Funds, and the services and contractual fee under its business manager agreement were different than for the Acquiring Fund.

9.	Comment: The footnotes to the Annual Fund Operating Expenses tables state that the Funds’ adviser, administrator and distributor (the “Service Providers”) have agreed to waive and/or reimburse expenses in certain instances. If the Service Providers have the ability to recoup any such waivers and/or reimbursements, please add appropriate disclosure to the footnote disclosing this fact.

Response: The Service Providers cannot recoup any such waivers/reimbursements made pursuant to and in accordance with such contracts.

10.	Comment: Please confirm that the addition of “Mid-Cap Company Risk” for the Acquired Fund is the only difference between the principal risks of the two Funds.

Response: The only difference in the principal risks is the addition of “Mid-Cap Company Risk” for the Acquired Fund.

11.	Comment: Assuming that the Acquired Fund is larger than the Acquiring Fund, please explain what the Acquired Fund’s Board of Directors concluded with respect to the factor relating to “the relative size of the Acquiring and Acquired Funds” in the “Reasons for the Reorganization and Board Considerations” section of the proxy statement/prospectus.

Response: As explained in our response to comment 3 above and as we discussed, the Acquired Fund is not larger than the Acquiring Fund.

12.	Comment: Please explain what each Fund’s Board concluded with respect to the factor in the sixth bullet relating to the federal income tax consequences of the Reorganization in the “Reasons for the Reorganization and Board Considerations” section of the proxy statement/prospectus.

Response: The sixth bullet in the “Reasons for the Reorganization and Board Considerations” section of the proxy statement/prospectus provides, in summary fashion consistent with the other bullets, that the Acquired Fund’s Board of Directors considered “the direct and indirect federal income tax consequences of the reorganization, including the availability of capital loss carryforwards.” The immediately following five paragraphs elaborate on certain of the bullet list factors, including the tax factor identified in the sixth bullet. The fifth paragraph provides an appropriately detailed explanation of each Board’s conclusions with regard to that factor, as follows:

Each Board noted favorably that the Reorganization would be structured as a federal tax-free transaction for the Funds and their shareholders. However, as a result of the Reorganization, the Acquired Fund and its shareholders may lose the benefit of as much as $92,719,515 of capital loss carryforwards that may be used to offset the distribution of future realized capital gains of the combined fund. The amount of capital loss carryforwards lost may be reduced to the extent any gains recognized after the Reorganization are attributable to unrealized appreciation of the Acquired Fund’s portfolio at the time of Reorganization which can be offset by its capital loss carryforwards without limitation. As of December 31, 2012, the Acquired Fund’s portfolio had unrealized appreciation of $76,645,344. Furthermore, any Acquired Fund tax losses available after the application of the loss limitation rules would be spread over the larger asset base of the combined Fund, and the potential tax benefits would be spread over a larger shareholder base.

Accordingly, we believe this disclosure is appropriate with respect to this issue and respectfully decline to add additional disclosure.

13.	Comment: Please include disclosure regarding the distribution that will paid to the Acquired Fund shareholders prior to the closing of the Reorganization and its tax consequences earlier in the proxy statement/prospectus.

Response: We will add the following disclosure to the “Effect of the Proposed Reorganization of the Acquired Fund” section within the “PROPOSAL SUMMARY” in the proxy statement/prospectus:

Prior to the closing of the Reorganization, the Acquired Fund will declare a distribution to shareholders that, together with all previous distributions, will have the effect of distributing to the Fund’s shareholders all of its investment company taxable income and net realized capital gains, if any, through the Reorganization date. These distributions will be taxable to the Fund’s shareholders.

14.	Comment: In the “Form of Organization” section of the proxy statement/prospectus, please disclose what the JPMorgan Trust II Declaration of Trust specifically requires in those sections where the disclosure says that Delaware law only requires a particular provision if “required” or “determined” by the trust instrument.”

Response: We will add disclosure (added text is underlined; deleted text ~~stricken~~) to the table in the “Form of Organization” section of the proxy statement/prospectus for applicable rows of the Delaware column as follows:

Delaware
Shareholder vote required to merge or consolidate	Only if required by trust instrument. The Acquiring Fund’s Declaration of Trust does not require a shareholder vote except to the extent required under the 1940 Act or other applicable law.

Shareholder vote required to amend charter.	Only if required by trust instrument. ~~(ordinarily requires a shareholder vote for amendments that materially affect shareholders.)~~ Under the Acquiring Fund’s Declaration of Trust, a shareholder vote is generally only required for amendments that would materially affect the rights of shareholders, such as the right to vote, or where required under applicable law.

Shareholder vote required for liquidation/dissolution.	Only if required by trust instrument. The Acquiring Fund’s Declaration of Trust does not require a shareholder vote.

Record date, notice, quorum and adjournment requirements for shareholder meetings	Trust instrument may specify. Under the Acquiring Fund’s Declaration of Trust and By-Laws, a record date must be between 10 and 90 days before the shareholder meeting; adjournment is permitted but notice is required if to a date more than 60 days from the original meeting date or if a new record date is fixed; and the required quorum for a shareholder meeting is generally a majority of the outstanding shares.

Shareholder vote on issues	Determined by trust instrument. Under the Acquiring Fund’s Declaration of Trust, a shareholder vote is generally only required for the election of Trustees, certain amendments to the Declaration of Trust that would materially affect shareholders, or as is otherwise required by applicable law.

Ability of shareholders to call meetings	Determined by trust instrument ~~(subject to the requirements of the 1940 Act)~~. Under the Acquiring Fund’s By-Laws, a shareholder meeting may be called by shareholders holding at least ten percent of the outstanding shares of JPMorgan Trust II entitled to vote at such meeting, subject to certain restrictions.

In connection with your review of the Registration Statement on Form N-14 filed by the Trust on March 13, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary